UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 20, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Biolase Technology, Inc.

File No. 000-19627- CF#22138

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        Biolase Technology, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 10-Q filed on May 9, 2008.

        Based on representations by Biolase Technology, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

        Exhibit 10.5   through November 8, 2016

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                        Perry Hindin
                        Special Counsel